FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the period October 25, 2005

SANPAOLO IMI S.p.A.

(Exact name of registrant as specified in its charter)

Piazza San Carlo 156

10121 Turin, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form  20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

SANPAOLO IMI

INDUSTRIAL PLAN FOR 2006-2008 APPROVED

A comprehensive plan, innovative,

based on fundamental analysis, realistic projection

•                  The Group has set itself ambitious targets for the next three-year period, envisaging for 2008:

•                  Net income doubled on 2004 (+ 18.8%): from 1,258 to 2,500 million euro (IAS)

•                  Return on Equity 18%

•                  cost/income ratio 52% from 64.1% of 2004 (57% first half 2005)

•                  The Plan affirms the National Territorial Bank model (Banca nazionale dei Territori), integrating it with a strong competence and specialisation by segment and product.

•                  The Group will be able to grow, thanks to a Strategic Territorial Plan, based on the integration and synergies from 20 coordinated but distinct three-year plans:  the global Plan has been built on the operating structures and with the participation of the Network, which have shared the objectives and lines of action.

•                  The Plan will leverage on the increase in revenues from the convergence in all operating units to the levels of best practice already achieved within the Group. The objective of widening the customer base will be achieved thanks to competitive initiatives in products and growth areas, from long-term savings to consumer credit, financial products for corporates and strengthening of the distribution model.

Turin, 25 October 2005 — The Board of Directors of SANPAOLO IMI has today approved the Three-year Plan for 2006-2008, which confirms the National Territorial Bank model, with a strong competence and specialisation by segment and product.

The fundamentals of this Industrial Plan are solid: Sanpaolo Imi has an enormous competitive strength, which this Industrial Plan intends to exploit to the full. The Group has a substantial strength composed of a Network with national distribution, 3,134 branches throughout the country, professionalism on the ground, multi-segment experience and excellent asset quality, thanks to strict credit controls. All these are fundamental for growth and expansion.

The model adopted by the Group is a single national model and the objective of the Industrial Plan is to exploit it. The National Territorial Bank puts responsibilities on the area managers in a real sense. Their links to the centre will be strengthened, thanks to simplification and abbreviation of procedures, which connect the Network to the Group centre. The model envisages a single organisational level between the General Manager and branch managers, making information flows to and from the Network more simple. The area managers sit on the Management Committee and become the meeting point with the networks, and will not be simply a coordination and control structure, but rather a proper service centre.

The Bank concentrates on its decentralised strength, which allows the establishment of stronger links with customers and the local communities, ever more targeted to their needs. This choice confirms the Bank’s customer-oriented vision, which is much more than a simple sales Network.

The Industrial Plan has been developed with a Strategic Territorial Plan and for the first time has been built on the operating structures and with the participation of the Network, thanks to the integration of 20 coordinated but distinct three-year plans: the objectives have been shared with those tasked with achieving them, reducing implementation risks, thanks to diversification by segment and area and the flexibility and capacity, based on clearly identified levels of responsibility and adequate powers. Added to the Plan are product and segment innovation strategies operating rationalisation.

The Plan’s action lines show two main lines of growth, leveraging on the increase in revenue from the convergence in all operating units to the levels of best practice already achieved within the Group, which alone will be able to generate additional revenues of 350 million euro at 2008 and enlargement of the customer base, thanks to the competitive initiatives in growth segments across the country, and targeted initiatives in certain areas (+236 million euro). In addition, further revenues for a total of 256 million euro will be derived from central actions to develop high-growth products and strengthen the distribution model.

The objectives of the Plan will be achieved thanks to the Plan of initiatives designed to increase both commercial effectiveness and Network productivity: new impulse will be given to the multi-channel approach and instruments and procedures for flexible product management to take “time to market” advantage of innovations. In the retail sector an Integrated Commercial Vehicle (Macchina Commerciale Integrata) will be created to increase the customer base and product penetration. The family product range will be simplified and others strengthened. A process of rationalisation and improvement of the layout of the branches will also be launched, with a Plan to rationalise and strengthen the branch network.

In the corporate sector, the strengthening of the commercial capacity of the Network will be achieved through synergies and the re-focusing of Banca Imi (which will make the most significant contribution to the development of wholesale business) and Banca Opi, expansion in large corporate business, loan syndication for smaller banks, selective bank acquisitions and the exploitation of our current presence in Eastern Europe.

Growth will be sustained through high investments in technology, logistics and training. Actions to relaunch operating activity and revenues will always be accompanied by a strict policy of structural rationalisation and cost containments, to be achieved through the expansion of the role for the Integrated Operating Vehicle (Macchina Operativa Integrata).

Training will be a key element of the Plan, necessary to exploit professionalism and constant update of skills. Equally important is the slimming down of processes, designed to free resources from executive to business functions. In this way, more than half the needs which the Plan will create in the three-year period may be met from internal resources.

At the same time, the structure of administrative costs will be maintained under tight control, avoiding waste, removing duplications and rationalising the use of spaces and structures.

Credit risks will be constantly subject to timely measurement and disaggregated geographically and segmentally, to be able to reconcile growth and asset quality. Commercial effectiveness will be further supported by the strengthening of commercial communication for the constant maintenance of brand visibility.

The financial objectives of the Plan, which cannot depend upon a rosy macroeconomic scenario but which offers growth opportunities for the best banks in many sectors, may be summed up in a progressively growing Return on Equity to 18% in 2008; income from current operations and net income will be respectively 4,099 and 2,502 million euro. Simultaneous actions on revenues and costs should allow the Group to improve decisively the cost/income ratio, from the current 64.1% to 52% in 2008.

investor.relations@sanpaoloimi.com -Telefax 011/5552989

Dean Quinn (011/5552593)

The US Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. This press release contains forward-looking statements which reflect management’s current views on certain future events and financial performance. Actual results may differ materially from those projected or implied in the forward-looking statements. Furthermore, certain forward-looking statements are based upon assumptions of events which may not prove to be accurate. The following could cause actual results to differ materially from those projected or implied in any forward-looking statements: competitive conditions or unexpected changes in the markets served by Sanpaolo IMI, fiscal policy or plans in Italy or the European Union, unexpected turbulence in interest rates, foreign exchange rates or equity prices, regional or general changes in asset valuations, the business and financial condition of the company or its customers, Italian and foreign laws, regulations and taxes and the adequacy of loss reserves and general economic conditions in Italy and in other countries where Sanpaolo IMI conducts its business. These factors should not be considered as exhaustive. Because of such uncertainties and risks, readers should not place undue reliance on such forward-looking statements, which speak only as of the date of this press release. Sanpaolo IMI assumes no responsibility to update any such forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANPAOLO IMI S.p.A.

By:	/s/ James Ball
Name: James Ball

Title: Head of International Strategy, London Branch

Date: October 25, 2005